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17005608

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities + Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD.
(No. and Street)

ROCHESTER	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LANZISERA 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

AUB

OATH OR AFFIRMATION

I, Terrence Britt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINE LANZISERA
Notary Public, State of New York
Monroe County, #01LA6133849
Commission expires 9/19/17

Notary Public

Signature

CHIEF OPERATING OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Excel Securities & Associates, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States.

The Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Excel Securities & Associates, Inc.'s financial statements. The Computation of Net Capital is the responsibility of Excel Securities & Associates, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Davie Kaplan, CPA, P.C.

Rochester, New York
February 20, 2017

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$477,019
Commissions Receivable	80,000
Prepaid Expenses	12,957
Prepaid Income Taxes	5,482
	575,458
Securities Owned (At Market Value):	
Marketable Securities	136,092
Property and Equipment:	
Furniture and Office Equipment	528,905
Less: Accumulated Depreciation	485,469
	43,436
Other Assets:	
Shareholder Loan	26,000
Deferred Tax Asset	9,453
	35,453
Total Assets	**$790,439**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Notes Payable	$25,000
Accounts Payable	27,150
Accrued Expenses	242,893
Total Liabilities	295,043
Stockholders' Equity:	
Capital Stock	105,823
Paid in Capital	91,600
Retained Earnings	297,973
Total Equity	495,396
	$790,439

The accompanying notes to the financial statements are an integral part of this statement

EXCEL SECURITIES & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. <u>SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION</u>

Excel Securities (the Company) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer and registered investment advisor with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

<u>Use of Estimates</u>

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. The Company does not carry customers' accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

<u>Income Taxes</u>

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Management has determined that the Company has no uncertain tax positions.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. "Income Taxes". Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax deprecation and unrealized gain or loss from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $50,000.

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with maturities of three months or less, to be cash equivalents.

Property and Equipment

Furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

Advertising

Advertising costs are charged to operations when incurred.

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management's Review of Subsequent Events

The Company evaluates events occurring between the end of the most recent calendar year and February 2, 2017, the date the financial statements were available to be issued.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Management's Review of Marketable Securities

Certain securities held by the Company are carried at market value and gain or losses from the securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820, "Fair Value Measurements and Disclosures", as it applies to Financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in market active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

2. COMMITEMENT AND CONTINGENCIES

Operating Lease

The Company leases its office space under a non-cancelable lease expiring on March 31, 2019. Monthly lease payments are $2,953. The Company is responsible for common area maintenance and charges and real estate taxes. Future minimum lease payments are as follows:

Year	Amount
2017	$35,440
2018	35,440
2019	8,860
	$79,740

3. INCOME TAXES

Deferred income taxes consisted of the following:

Deferred Tax Asset	$9,453
Deferred Tax Liability	-
	$ 9,453

Income taxes are comprised of the following:

Current:	
Federal	$ -
State	1,500
Total	$1,500
Deferred:	
Federal	(2,785)
State	(1,290)
	(4,075)
Net	$(2,575)

Difference in statutory rates is due to permanent differences.

The Company is subject to US federal income tax as well as income tax in the state of New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2013 are subject to examination by authorities.

4. RELATED PARTY TRANSACTIONS

At December 31, 2016 a shareholder had made an interest free cash loan of $26,000.

5. COMMON STOCK

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and outstanding.

6. NOTE PAYABLE

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

7. ADVERTISING EXPENSE

Advertising expense for the year ended December 31, 2016 was $9,826.

8. MARKETABLE SECURITIES

The Company's level 1 assets measured at fair value on a recurring basis as of December 31, 2016, respectively, consisted of:

Mutual Funds and Common Stocks	$136,092
	========

9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. On December 31, 2016 the Company's net capital amounted to approximately $373,889, which was excess of its required net capital of $50,000. At December 31, 2016 the Company's ratio of aggregate indebtedness to net capital was .79 to 1.00.

EXCEL SECURITIES & ASSOCIATES, INC.
OTHER INFORMATION
December 31, 2016

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the financial statements of Excel Securities & Associates, Inc. as of and for the year ended December 31, 2016, and have issued our report thereon dated February 20, 2017, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Davie Kaplan, CPA, P.C.

Rochester, New York

February 20, 2017

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

Stockholders' equity	$495,396
Subordinated notes payable	-
	495,396
Non allowable assets	
Deposit Account	3,766
Prepaid Expenses	12,956
Prepaid Income Taxes	5,482
Net Property and Equipment	43,436
Shareholder Loan Receivable	26,000
Deferred Tax asset	9,453
	101,093
Net capital before haircuts on security positions	394,303
Haircuts on proprietary security positions	20,414
Net Capital	373,889
Minimun net capital requirements	50,000
Excess net capital	$323,889
Ratio of aggregate indebtedness to net capital	.79 to 1
Minimun net capital requirements	
Aggregate indebtedness	$295,043
6-2/3% of aggregate indebtedness	$19,670
Statutory minimum net capital requirement	$50,000
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or statutory minimum)	$50,000

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2016, included in the Company's unaudited Form X17a-5, Part IIA.

The accompanying notes to the financial statements are an integral part of this statement

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Excel Securities & Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Excel Securities & Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(K)(2)(ii) (the "exemptive provisions") and (2) Excel Securities & Associates, Inc. stated that Excel Securities & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Excel Securities & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Excel Securities & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davie Kaplan, CPA, P.C.

Rochester, New York

February 20, 2017

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Excel Securities & Associates, Inc. Exemption Report

Excel Securities & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Excel Securities & Associates, Inc.

I, Terrence Bait, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Operating Officer

February 20, 2017